UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd.(the "Company") as published on the Tel-Aviv Stock Exchange Ltd. ("TASE") and the Israeli Securities Authority ("ISA") on June 21, 2015, in accordance with the Israeli Securities Regulations.

June 21, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report – an Additional and Partial Exercise of the Underwriter's Over-Allotment Option

In connection with the Company's immediate reports published on ISA and TASE websites on May 12 and 17, 2015, (respective reference numbers: 2015-01-017343 and 2015-01-020283) the Company hereby announces that in accordance with the underwriter's over-allotment option to purchase up to 286,500 American Depositary Shares ("ADSs") and up to 286,500 additional warrants exercisable for ADSs (the "Over-Allotment Option"), on June 19, 2015, the underwriter provided the Company with a notice for an additional and partial exercise of the Over-Allotment Option for 110,000 ADSs at a price equal to the ADS offering price. The closing date for the delivery of the 110,000 ADSs is scheduled for June 24, 2015.

It is noted, as disclosed in the Company's reports, that on May 17, 2015, the underwriter previously provided the Company with a notice of a partial exercise of the Over-Allotment Option and purchased 128,000 warrants. The Over-Allotment Option may be exercised within 45 days from the date of the execution of the underwriting agreement in connection with the Company's initial public offering in the United States i.e. May 11, 2015.

The Company's ADSs and warrants to purchase ADSs commenced trading on the NASDAQ Capital Market on May 12, 2015 under the symbol "BVXV" and "BVXVW", respectively. The initial public offering closed on May 15, 2015.

The company published a final prospectus on May 13, 2015 (Eastern Time).

This report does not constitute an offer to sell securities or the solicitation of an offer to purchase securities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 22, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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